UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May 2025 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

16 May 2025 Santander UK Group Holdings plc and Santander UK plc – Chair Appointment Santander UK Group Holdings plc and Santander UK plc (the “Companies”) announce the appointment of Sir Thomas Scholar (“Tom”) as an Independent Non-Executive Director and Chair Designate. Tom has joined the Board with immediate effect and will succeed William Vereker as Chair of the Companies on 1 August, at which point William will stand down from the Board. Santander Group Executive Chair Ana Botín said: “Tom’s experience and insight from his time in Whitehall, the IMF, and the World Bank will be of huge value, and I am delighted to welcome him to Santander UK. He joins us at an exciting time for the UK business as we continue to drive forward our transformation programme and integrate Santander UK with the group’s global platforms. On behalf of the Group Board, I would also like to express my thanks for William’s great contributions throughout his tenure. He helped to guide the bank through one of the most challenging periods faced by the financial sector in recent years and has ensured it is now well placed to build on the momentum generated over the last year.” Sir Tom Scholar said: “I am delighted to be joining Santander UK, and look forward to supporting the Board and the Executive Committee as they lead the bank through the next stages of its transformation.” Tom is a former Senior Civil Servant who spent the majority of his career with HM Treasury at the centre of the UK economic and financial system, including serving as Second Permanent Secretary during the Financial Crisis and, latterly, as Permanent Secretary for six years to 2022. He also spent six years at the IMF and World Bank from 2001 to 2007, and served as the Chief of Staff and Principal Private Secretary to the Prime Minister 2007-2008. Tom is currently Chair of Nomura International plc, Nomura Bank International plc and Nomura (Europe) Holdings plc. - Ends - Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 December 2024, the bank had around 18,000 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: May 19, 2025